FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                25 July, 2007


                               File no. 0-17630


                               Directorate Change



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.


Enclosure: Directorate Change








            N   E   W   S         R   E   L    E    A    S    E


                                                                    25 July 2007


                        CRH ANNOUNCES BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board today, 25th July 2007, of Professor Utz-Hellmuth Felcht as a non-executive Director.

Prof. Felcht (60), who is a German national, was until May of last year Chief Executive of Degussa GmbH, Germany's third largest chemical company, with operations on all five continents and sales in 2006 of approximately EUR11 billion. He started his career at Hoechst in 1977 and was a main Board Director of that company from 1991 to 1998. Between 1998 and 2000 he was Chief Executive of the chemical company SKW Trostberg AG which merged with Degussa-Huls in 2001 to form Degussa.

Prof. Felcht is on the Board of Ciba AG and is a partner in the private equity group One Equity Europe GmbH. He is a member of the Advisory Board of Hapag Lloyd and of the supervisory board of SGL Carbon AG. He holds a PhD from Kaiserslautern University and Honorary Professorships from Munich University and from Jilin University in China.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony             Chief Executive
Myles Lee                 Finance Director
Eimear O'Flynn            Head of Investor Relations
Maeve Carton              Group Controller


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  25 July, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director